UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of June 2026

Commission File Number: 000-29962

Kazia Therapeutics Limited.

(Exact Name of Registrant as Specified in Its Charter)

Three International Towers Level 24 300 Barangaroo Avenue Sydney NSW 2000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Appointment of Chief Financial Officer

This report on Form 6-K (the “Report”) contains information regarding the appointment of a new executive officer of Kazia Therapeutics Limited (the “Company”). On June 2, 2026, the Company announced the appointment of James Levine as Chief Financial Officer, effective June 1, 2026.

In connection with Mr. Levine’s appointment, the Company’s subsidiary, Kazia Therapeutics, Inc., entered into an employment letter agreement with Mr. Levine, effective June 1, 2026 (the “Employment Agreement”). Mr. Levine will receive an annual base salary of US$475,000, is eligible for an annual target bonus of 40% of his annual base salary (prorated for 2026), and, subject to Board approval, will be granted options over 200,000 American Depositary Shares (“ADSs”). One-third of the ADS options will vest upon commencement of employment, with the remaining two-thirds vesting in equal yearly installments thereafter. Mr. Levine will forfeit all options upon a voluntary departure prior to the completion of one year of employment.

Mr. Levine’s employment is on an at-will basis. In the event of a termination without Cause or resignation for Good Reason (each as defined in the Employment Agreement) in connection with a Change in Control (as defined in the Employment Agreement), Mr. Levine is entitled to (i) severance pay equal to 12 months of base salary, (ii) a pro-rata bonus for the year of termination, and (iii) continued health care coverage under COBRA for up to 6 months. In the event of a termination without Cause or resignation for Good Reason other than in connection with a Change in Control, Mr. Levine is entitled to (i) severance pay equal to a maximum of 6 months of base salary (subject to mitigation), (ii) a pro-rata bonus for the year of termination, and (iii) continued health care coverage under COBRA for up to 6 months. Receipt of severance benefits is conditioned upon Mr. Levine’s compliance with the confidentiality and proprietary information agreements, as well as his delivery of an effective general release of claims within 30 days following termination.

The Employment Agreement also contains customary provisions regarding confidentiality, assignment of inventions, and a 12-month post-termination non-solicitation covenant.

The foregoing summary of the Employment Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Agreement, which is filed as Exhibit 10.1 to this Report and is incorporated herein by reference.

Press Release

The Company is furnishing with this Report on Form 6-K a press release announcing the appointment of Mr. Levine, dated June 2, 2026, as Exhibit 99.1.

Incorporation by Reference

The Company hereby incorporates by reference the information contained herein, including Exhibits 10.1 and 99.1, except for the quotes of Dr. John Friend, Chief Executive Officer of the Company, contained in Exhibit 99.1, into the Company’s registration statements on Form F-3 (File Nos. 333-276091, 333-281937 and 333-294392).

EXHIBIT INDEX

The following exhibits are furnished as part of this Form 6-K:

Exhibit	Description
10.1	Employment Agreement, dated as of June 1, 2026, by and between Kazia Therapeutics, Inc. and James Levine.
99.1	Press Release dated June 2, 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kazia Therapeutics Limited.

	By:	/s/ John Friend
	Name:	John Friend
	Title:	Chief Executive Officer

Date: June 2, 2026

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